WiMi Hologram Cloud Inc.

January 26, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Kathleen Collins
Ms. Megan Akst

Re:	WiMi Hologram Cloud Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 13, 2023 File No. 001-39257

Ladies and Gentlemen:

WiMi Hologram Cloud Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 11, 2024 regarding its Form 20-F for the fiscal year ended December 31, 2022 filed on April 13, 2023.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Item 18. Financial Statements

Note 13. Goodwill, page F-50

1.	We note your response to prior comments 1 and 2. Please address the following as it relates to your fiscal 2022 goodwill impairment analysis:

●

Tell us if the 2023 forecasted revenues used in your goodwill impairment analysis for Shenzhen Yidian and Shenzhen Yitian were consistent with your internal budgeted and/or forecasted revenues for 2023.

The 2023 forecasted revenues used in our goodwill impairment analysis for Shenzhen Yitian (“Yitian”) and Shenzhen Yidian (“Yidian”) were generally consistent with our internal forecasted revenues for 2023. Since the acquisition of Yitian and Yidian, the Company has promoted collaborative operations among departments year by year. In order to maximize the value of Yidian and Yitian following their acquisition, branches of the Company have begun utilizing the core technologies and patents of Yitian and Yidian. By gradually increasing Yitian and Yidian’s overall scale of contribution to the Company, Yitian and Yidian are being progressively integrated into the Company’s unified management scheme. The ultimate goal of the Company is to establish a unified management scheme relating to the management of Yitian and Yidian with a view of maximizing overall value.

In forecasting 2023 revenues, the Company predicted that the year will show a general increasing trend of operating income from the integration of Yitian and Yidian’s core IP competencies throughout various subsidiaries and branches. Management also optimistically assumed that China’s macroeconomic conditions, market environment, industrial trends will improve. As a result, management held positive expectations for 2023 revenue growth.

●

Tell us what your actual revenue growth rates were for Shenzhen Yidian and Shenzhen Yitian for fiscal 2023. To the extent revenues did not meet the 200% and 707% growth rates assumed for Shenzhen Yidian and Shenzhen Yitian, respectively, explain in detail how that will impact the forecasts used in your fiscal 2023 goodwill evaluation.

In accordance with the Company’s management plan described above, the Company began utilizing Yitian and Yidian’s core IP competencies on an intra-company basis. Over the course of the 2023, the proportion of its use in the AR advertising business of the Company has gradually increased in scale. Because the core IP competencies of Yitian and Yidian is gaining wider market recognition, the revenue generated by the use of their core IP is also growing, similarly, revenue that is attributable to Yitian and Yidian in proportion to the Company’ overall revenue also showed a growing trend.

Since the acquisition of Yitian and Yidian, the Company has worked towards strengthening the collaborative operations between Yitian and Yidian and various subsidiaries and branches of the Company, and have begun using the core IP competencies of Yitian and Yidian in revenue generating activities on an intra-company basis, and through increasing the scale of their contribution, the Company continued to work towards the departmentalization of these entities to maximize their value to the Company as a whole. Under this management scheme, the Company's holographic AR advertising revenue rose sharply in the second half of 2023; the holographic AR advertising revenue from July to November increased by 58.88% compared with the same period last year. The reason for the sharp rise is that Yitian and Yidian’s core IP competencies is being used throughout the Company, as a result the overall revenue scale of the Company's holographic AR advertising has increased. In light of the strategy being implemented by the Company, the actual revenue growth of Yitian and Yidian did not deviate to a great degree from the forecasted growth rate.

In 2023, the preparation for full integration and departmentalization of Yitian and Yidian has been completed. In 2024, Yitian and Yidian will be transformed into research and development centers of the Company, at the same time, sales and marketing service personnel of Yitian and Yidian will be transferred to and become fully integrated with the marketing and sales departments of other subsidiaries and branches of the Company. In 2024, in light of the functional transformation of these two entities, these two entities will no longer engage directly in revenue generating activities, but the revenue contribution of these two entities will be reflected in the overall revenue of the Company. As a direct result of the management plan described above, there exists great uncertainty concerning the revenue growth rate of these two units for 2024. In accordance with management's strategy of full integration and departmentalization of Yitian and Yidian, it is expected that these two units will no longer directly generate revenue in 2024 and we expect that their revenue growth in 2024 will be close to -100%.

The Company has retained an appraisal firm perform goodwill impairment analysis of Yitian and Yidian. Because Yitian and Yidian are no longer expected to directly generate revenue in 2024, the Company and the appraisal firm has agreed to take an asset-based approach to perform goodwill impairment analysis, and has determined that complete goodwill impairment is imminent (as further discussed in response to query 4 below). In addition, the Company has disclosed the risk of goodwill impairment on a Form 6-K on January 12, 2024. The Company will also submit relevant disclosures in an updated Form 6-K report regarding the Company’s plan to fully impair the goodwill of Yitian and Yidian in due course.

●

Explain further the basis for your long-term growth rates, particularly since your historical growth rates do not appear to support such assumptions.

In order to maximize the value of Yitian and Yidian for the Company, management decided towards the end of 2022 that all subsidiaries of the Company would implement and market the core IP competencies of Yitian and Yidian. This resulted in a significant sales growth for these two units in 2023. Such business planning is only a precursor to the full integration of these two entities by the Company and will inevitably lead to drastic and unsustainable changes in the long-term growth rate of Yitian and Yidian. In the current case, growth of Yitian and Yidian have saturated due to the speed at which the Company’s branches and subsidiaries were able to implement their core IP in revenue generating activities. As a result, in 2024, the Company will transform Yitian and Yidian into research and development centers with a view of full integration. As a result, in 2024, Yitian and Yidian are no longer expected to directly generate revenue and their goodwill will be fully impaired accordingly.

The Company’s management plan is geared towards maximizing the benefits of full integration while reducing the risk of goodwill to nil. From the point of view of the long-term growth rate of the Company, the best plan for Yitian is Yidian is full integration into the various departments of the Company, so as to receive support from all branches and subsidiaries with a view of ultimately achieving a unified management scheme of the Company. The Company believes that the management plan is more conducive to maximizing the value of Yitian and Yidian after their acquisition and at the same time reducing the goodwill risk to zero.

●

Explain to us management’s role in determining the growth assumptions used in your analysis. In this regard, you appear to indicate that rate projections included in your response were extracted from a forecast provided by your appraisal firm.

Management presented to the appraisal firm the Company’s two-step business plan as described above of core IP implementation and subsequent departmentalization. In addition, management was optimistic with respect to its outlook on China's macroeconomic and industrial market environment, particularly due to frequent interest rate cuts and looser monetary policy changes. As a result, the Company anticipated a positive growth trend in implementing the first step of the business plan (i.e. various branches and subsidiaries implementing the core IP of Yitian and Yidian in 2023). In consideration of the Company business strategy, the positive expectations of the overall macroeconomic condition, industrial data and DCF, the appraisal firm also held positive expectations for future business growth, and management generally agreed with the assumptions of the appraisal firm.

●	Clarify what other specific risk factors were considered in determining the discount rate premium (i.e. industry specific premium risk, country specific risk premium, etc.).

The following risk factors were also considered in determining the discount rate premium:

(1) Liquidity risk premium: some risk considerations will be added in the assessment according to the liquidity difference between the target company and the listed company.

(2) Risk of low diversity in terms of product offerings and operating locations: Based on the comparison between the operating product of the target company and that of the listed company, the differences in product maturity and diversification are considered to adjust the differences in scale.

(3) Operating risk premium: Increase some risk considerations according to the Company's specific operating conditions, such as the company's recent strategic changes, business transformation and operating volatility.

(4) Industry risk premium: such as fierce industry competition, certain technologies becoming obsolete in the industry and other factors.

(5) Equity risk premium: A certain equity premium is considered according to the actual location of operation of the target company.

(6) Scale premium: According to the equity scale of the target company, the scale premium of different sizes is considered. Usually, the larger the scale, the smaller the premium.

2.

You state in your response to prior comment 1 that the company has received offers to purchase Shenzhen Yitian and Shenzhen Yidian. Please provide more information regarding such offers. For example, tell us whether these were bona fide offers, when they were made, whether they were from unrelated third parties, the amount and terms of such offers and the reason for such offers, etc.

The potential purchaser is an active participant in the AR Holographic industry in China whose reputation is known by the Company. The purchaser is an unrelated third party that is aware of the advanced algorithms of Yitian and Yidian. To the extent of the Company’s knowledge, the purchaser believed that Yitian and Yidian had significant growth potential.

On May 20, 2023, the purchaser formally made an offer to purchase by way of a Letter of Intent (“LOI”). Prior to the LOI and in early 2023, the parties were engaged in informal discussions relating to the purchase and sale of Yitian and Yidian. As a result of discussion between the Company and the purchaser prior to the LOI, the LOI valued Yitian and Yidian at US$45 million and US$48 million respectively. However, initially the purchaser indicated an intent to value Yidian and Yitian at their net asset value of US$28 million and US$31 million. They subsequently increased their cash offer to commensurate with Yitian and Yidian’s carrying value after the Company communicated management’s integration plan and disclosed to purchasers Yitian and Yidian’s valuation analysis.

Key terms of the Letter of Intent include:

1.	Cash payment;

2.	Consideration of US$48 million as to Yidian, US$45 million as to Yitian;

3.	Termination: The LOI shall automatically terminate if the parties are unable to enter into a substantive purchase agreement during six months from the date of the LOI.

After receiving the LOI, company management assessed the benefits of sale versus the benefits of fully carrying out the integration plan. In addition, from a transaction perspective, the Company assessed credit risk, transaction costs, and opportunity costs related to the potential sale of Yitian and Yidian. In the context of goodwill, the Company noted that the purchaser’s offer to purchase proved that the Company’s initial acquisition of Yitian and Yidian was profitable, because the offer exceeded not only the initial purchase price paid by the Company to acquire Yitian and Yidian, but also the carrying value. In that respect, the Company noted that the offer has a certain protection effect on goodwill. However, the Company concluded that the purchase price was still far lower than the potential value of Yitian and Yidian, because management firmly believed that the technology of Yitian and Yidian will bring greater value after their comprehensive integration and departmentalization into the Company as a whole. As a result, the Company unilaterally terminated the LOI because management determined a potential sale was not in the best interest of the Company and the shareholders.

3.

In your response to comment 2 you indicate that the growth rate projections for fiscal 2024 are subject to greater uncertainties as the growth of Shenzhen Yidian and Shenzhen Yitian are beginning to stagnate. Please tell us how this will impact the growth rate projections used in your December 31, 2023 goodwill evaluation and, if available, what growth rate projections you will use in your 2023 goodwill evaluation.

As discussed above, in 2023 the Company began to integrate the core IP competencies of Yitian and Yidian throughout the Company’s various branches and subsidiaries, as a result, the AR advertising revenue of the Company showed an overall growth trend in 2023. Integration occurred more rapidly than expected, thus the Company believes that growth from integration has saturated and growth potential will stagnate. Because integration has largely been achieved in 2023, in 2024, the Company will transform Yitian and Yidian into technology research and development departments and become fully integrated with other technical departments of the Company. As mentioned above, the marketing and sales function of Yitian and Yidian will be transferred and become fully integrated with the marketing departments of other branches and subsidiaries of the Company. In principle, Yitian and Yidian (to the extent they will remain as individual entities) will no longer directly engage in revenue generating activities, and the revenue attributable to their core IP competencies will be reflected in the overall revenue of the Company. Therefore, there is great uncertainty in the forecast of the revenue of these two units in 2024. In accordance with management’s strategy of full integration, the Company expects that these two units will not directly generate revenue in 2024 and their growth rate will be close to -100%. As a result of this technology and marketing integration plan, the Company and its appraisal firm has determined to use a asset-based approach in performing Yitian and Yidian’s goodwill analysis, and has determined that full goodwill impairment is imminent. Therefore, concurrent to the analysis of the actual operating conditions, the Company is beginning to prepare for full goodwill impairment of Yitian and Yidian in the 2023 annual report. In addition, the Company has disclosed the risk of goodwill impairment in a 6-K on January 12, 2024. Because the Company has determined that complete goodwill impairment is imminent, we will submit relevant disclosures in an updated report on Form 6-K in due course.

4.

You indicate in your response to comment 1 that in future filings you will update your impairment analysis and “make appropriate adjustments to goodwill.” Further, your response to comment 2 states that goodwill will face impairment risk in 2024 and such risks will be disclosed to your shareholders. Tell us if you have performed your goodwill impairment analysis as of December 31, 2023 and, if so, how your impairment analysis has changed based on 2023 actual results and greater uncertainties related to growth rate projections for 2024. To the extent that there will be remaining goodwill balances at risk for impairment, provide us with your draft disclosures for each reporting unit that is at risk for impairment.

As discussed above, in 2024, core IP competencies of Yitian in Yidian will be integrated with technical branches of the Company, and Yitian and Yidian will assume the functions of technical departments. In principle, Yitian and Yidian will no longer directly engage in revenue generating work, and the income attributable to Yitian and Yidian’s core IP will be uniformly included in the overall revenue of the Company. Because Yitian and Yidian will no longer directly generate revenue in 2024, their revenue growth rate will be close to -100%, as such Yitian and Yidian’s goodwill will be fully impaired in the 2023 goodwill assessment. The plan of the Company’s management to integrate the reporting unit and transform them into departments of the Company is more conducive to maximizing the value of the Company after the acquisition of Yitian and Yidian, and also reduces the risk of goodwill of the reporting unit to 0.

The Company is conducting an impairment analysis on goodwill of Yitian and Yidian as of December 31, 2023. At present, the company has retained an appraisal firm to conduct goodwill impairment assessment for the reporting unit. The appraisal firm conducted the valuation in accordance with ASC 350 and the International Valuation Standards issued by the International Valuation Standards Council, and adopted the asset-based method to conduct goodwill impairment assessment for the reporting units. The asset-based method is an evaluation method based on the value of various assets of an enterprise, which considers all assets and liabilities of an enterprise, including tangible assets and intangible assets, so as to reflect the economic value of an enterprise more comprehensively.

The valuation of 100% of the equity interest of the reporting unit is based on the asset-based approach, which directly incorporates information about the economic benefits contributed by the underlying asset, and determines the value of the subject matter based on the balance sheet at the appraisal date and the value of all assets and liabilities at the appraisal date. In the evaluation process, the appraisal firm reviewed the background information of the reporting unit, other business activities and market information related to the company's business, and analyzed and considered the company's asset characteristics. The appraisal firm applied various resources (including government statistics and other public information) to study the rationality of the information. The opinion of the evaluation company is based on economic, market, financial and other conditions that may be evaluated at the evaluation date.

Based on the draft report on goodwill impairment assessment, the following are the unaudited draft disclosures on goodwill impairment.

Segment	Reporting Unit	Net Goodwill as of December 31, 2023	Fair value as of December 31, 2023	Carrying Value as of December 31, 2023
		(in RMB thousands)
AR advertising services	Shenzhen Yidian	0	175,860	187,829
AR advertising services	Shenzhen Yitian	0	203,596	203,596
AR advertising services	Guoyu	0	159	159

Segment	Reporting Unit	Net Goodwill as of December 31, 2022	Net Goodwill as of December 31, 2023
		(in RMB thousands)
AR advertising services	Shenzhen Yidian	137,060	0
AR advertising services	Shenzhen Yitian	92,990	0
AR advertising services	Guoyu	13,284	0

If you have any questions regarding the Company’s responses to the Staff’s comments, please contact us via e-mail at sean@wimiar.com or by phone at +86-10-5338-4913.

Very truly yours,

/s/ Shuo Shi
Shuo Shi
Chief Executive and Operations Officer